UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Jaguar Mining Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

47009M103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47009M103

1	NAME OF REPORTING PERSON BRISTOL INVESTMENT PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,985,684
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,985,684
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,985,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 47009M103

1	NAME OF REPORTING PERSON WILLIAM J. “TREY” REIK III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,985,684
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,985,684
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,985,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47009M103

1	NAME OF REPORTING PERSON PETER L. GETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,985,684
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,985,684
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,985,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47009M103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,985,684 Shares owned by Bristol Investment Partners, LLC (“Bristol”), all of which are held in certain managed accounts, is approximately $27,404,263.87, including brokerage commissions.  The Shares owned by Bristol were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Company held its Annual General Meeting of Shareholders (the “AGM”) on June 29, 2012.  Bristol withheld 100% of its share votes against the reelection of directors Gary German, Gil Clausen and John Andrews (the “Lead Directors”) to the Company’s Board of Directors at the AGM.

The Company announced the following in a press release on June 29, 2012 following the conclusion of the AGM:

“Jaguar Mining Inc. (TSX: JAG) (NYSE: JAG) today announced that at its annual general meeting held earlier today, the six directors nominated by management were elected, however, each of Messrs. Andrews, Clausen and German received more “withheld” votes than votes “for.”

Despite Jaguar’s majority voting policy not applying to contested director elections, following the meeting, each of Messrs. Andrews, Clausen and German offered up their resignation from the Board of Directors.  During the next 90 days, following receipt of a recommendation from Jaguar’s Corporate Governance Committee, the Board of Directors will consider each such resignation and announce its decision, in accordance with the process stipulated in the majority voting policy.

The Company also announced that Mr. Gary German, who has been the Chairman since shortly after Jaguar became a public company, has stepped down as the Chairman of the Board of Directors.”

Bristol is extremely gratified that a clear majority of Jaguar shareholders voiced their dissatisfaction with the leadership of the Lead Directors by withholding votes for their reelection to the Board.

Bristol applauds the prompt resignation of Gary German from his duties as Chairman of Jaguar’s Board of Directors.  In similar fashion, Bristol expects the Board to promptly accept the tendered resignations of Messrs. German, Clausen and Andrews.  Anything less than immediate action in accepting their already-tendered resignations will be perceived by Bristol as disenfranchising behavior by Jaguar’s Board.  Bristol reminds the Board that Jaguar shareholders expect their clear voice to be respected and cautions the Board against any actions which could be interpreted by Jaguar shareholders as ignoring their clearly expressed will.

CUSIP NO. 47009M103

Bristol is extremely troubled by the Company’s statement in its June 29, 2012 press release that “despite Jaguar’s majority voting policy not applying to contested director elections, following the meeting, each of Messrs. Andrews, Clausen and German offered up their resignation from the Board of Directors.” Bristol strongly objects to the Company’s suggestion that its June 29 AGM might be characterized as a “contested” election.  While Jaguar has not made its majority voting policy publicly available, Bristol notes that the Canadian Coalition for Good Governance describes a contested election as one “where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the board of directors.”  Bristol notes that there was no proxy material circulated in support of any other nominees other than those supported by the Board.  Bristol further notes that the Board opened the floor to nominations at the AGM and no other director candidates were nominated or placed in nomination by any shareholder.  In this instance, the number of director candidates eligible for election equaled exactly the number of director candidates to be elected, as determined by the Board.  The presence of a vast majority of withhold votes against certain directors at the AGM, following Bristol’s announcement of its intention to withhold votes against the Lead Directors, in no way constitutes a contested election of directors.  Bristol emphasizes the election of directors at the AGM was uncontested as no other director candidates were put forward for election aside from those nominated by the Company.

Bristol strongly cautions the Board against any action which might circumvent the clear will of shareholders and shareholders’ democracy in the face of a strong withhold vote against the Lead Directors.   Bristol will monitor extremely closely the precise actions of the Company in execution of the process stipulated in the Company’s majority voting policy.

Bristol reminds the Board that according to Institutional Shareholder Services’ 2012 Canadian Proxy Voting Guidelines, the following principle applies when determining votes on director nominees:

Board Responsiveness: In addition to facilitating constructive shareholder engagement, boards of directors should be responsive to the wishes of shareholders as indicated by majority supported shareholder proposals or lack of majority support for management proposals including election of directors.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 84,409,648 Shares outstanding as of May 30, 2012, which is the total number of Shares outstanding as reported in the Management Information Circular filed as an exhibit to the Issuer’s Report of Foreign Private Issuer on Form 6-K, as filed with the Securities and Exchange Commission on June 8, 2012.

As of the close of business on July 2, 2012, Bristol beneficially owned 4,985,684 Shares held in certain managed accounts, constituting approximately 5.90% of the Shares outstanding.  As the managing members of Bristol, each of Messrs. Reik and Getz may be deemed to beneficially own 4,985,684 Shares owned by Bristol, constituting approximately 5.90% of the Shares outstanding.  By virtue of his position as the Chief Investment Officer of Bristol, Mr. Reik has sole voting and dispositive power with respect to the 4,985,684 Shares owned by Bristol by virtue of his authority to vote and dispose of such Shares.  Each of Messrs. Reik and Getz disclaims beneficial ownership of the Shares held by Bristol, except to the extent of his pecuniary interest therein.

CUSIP NO. 47009M103

(b)           By virtue of his position as the Chief Investment Officer of Bristol, Mr. Reik has the sole power to vote and dispose of the Shares reported in this Amendment No. 2.

(c)           Schedule A annexed hereto lists all transaction in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  Unless otherwise noted, all of such transactions were effected in the open market.

CUSIP NO. 47009M103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2012

Bristol Investment Partners, LLC

	By:	/s/ William J. “Trey” Reik III
		Name:	William J. “Trey” Reik III
		Title:	Managing Member

/s/ William J. “Trey” Reik III
William J. “Trey” Reik III

/s/ Peter L. Getz
Peter L. Getz

CUSIP NO. 47009M103

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
BRISTOL INVESTMENT PARTNERS, LLC
36,601	$1.3110	06/14/2012
(50,022)	$1.2900	06/20/2012
(325,891)	$1.1500	06/28/2012
(1,960,710)1	N/A	06/30/2012

WILLIAM J. “TREY” REIK III

None.

PETER L. GETZ

None.

1 On June 30, 2012, Bristol distributed 1,960,710 Shares from a managed account to an investment advisory client.